                                                Filed by Brooks Automation, Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under the Securities
                                                           Exchange Act of 1934.

                                           Subject Company: PRI Automation, Inc.
                                                 Commission File Number: 0-24934


Pursuant to Rule 165 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934, the following communication regarding the proposed transaction between Brooks Automation, Inc. and PRI Automation, Inc. is filed:


                 PORTION OF THIS INFORMATION PREVIOUSLY FILED
                                   PURSUANT
                 TO A RULE 425 FILING DATED OCTOBER 24, 2001:

                     WRITTEN COMMUNICATION COMPRISED OF A
                       TRANSCRIPT OF A CONFERENCE CALL
                            HELD OCTOBER 24, 2001

SAFE HARBOR STATEMENT

The following contains forward-looking statements related to the anticipated benefits, operational synergies and future financial results of the merger of Brooks Automation and PRI Automation. Brooks Automation and PRI Automation cannot guarantee that the merger will be completed due to the risks and uncertainties relating to their ability to secure necessary regulatory and shareholder review and approval and to satisfy the other conditions to the closing of the merger. Even if the merger is completed, the forward-looking statements involve additional known and unknown risks and uncertainties including, without limitation, the risks described in our press release and other risks and uncertainties described in the companies' public filings and in the Registration Statement to be filed with the Securities and Exchange Commission.

RULE 425 STATEMENT

Brooks plans to file a Registration Statement on Form S-4 in connection with the transaction and both Brooks and PRI expect to mail a Joint Proxy Statement/Prospectus to their respective stockholders containing information about the transactions. Investors are urged to read the Registration Statement and the Joint Proxy Statement/Prospectuses carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectuses will contain important information about Brooks and PRI and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the Securities and Exchange Commission at http://www.sec.gov. Copies of the Registration Statement and the Joint Proxy Statement/Prospectus may be obtained free of charge from Brooks or PRI by contacting each of the companies Investor Relations Departments as follows:

FOR BROOKS AUTOMATION:                    FOR PRI AUTOMATION:
John Biasi                                Michelle Goodall Faulkner
Vice President of Marketing               Director of Corporate Communications
978-262-5799                              978-670-4270 ext. 3161
john.biasi@brooks.com                     mfaulkner@pria.com

Brooks, PRI and their respective executive officers and directors may be deemed participants in the solicitation of proxies from their respective stockholders with respect to the transaction contemplated by the merger agreement. The joint proxy statement/prospectus will contain important information about the persons soliciting the proxies relating to the merger and their interests in the transaction.

I will now turn the call over to Robert J. Therrien, President and CEO of Brooks Automation.

MR. THERRIEN

Thanks very much, Ellen, and thanks to all of you for joining us this morning.

This is a very exciting day for me personally, and a very important day in the history of Brooks Automation.

Today, we announced a definitive agreement under which Brooks Automation will acquire PRI Automation, creating the leading supplier of automation systems, software and services for the semiconductor industry.

The combined company created by this merger will be known as Brooks-PRI Automation, and will have pro forma annual sales of approximately $700 million in fiscal 2001. Both companies have the same fiscal year end, September 30.

It will bring together two companies with complementary technologies, products, distribution channels and customer relationships.

We will be truly well-positioned to offer our customers fully integrated, end-to-end solutions....through a single point of sale....enhancing the ability of those customers to bring advanced semiconductor products to market more quickly and more cost-effectively.

[pause]

The agreement was unanimously approved--and I might add enthusiastically approved--by the boards of directors of both companies.

Under its terms, PRI shareholders will receive 0.52 shares of Brooks stock for each PRI share they hold, giving the transaction a value of approximately $380 million, net of cash.

We expect to complete the merger during the first quarter of 2002, and when we do, the combined company will be 61% owned by Brooks Automation shareholders and 39% owned by PRI shareholders on a fully diluted basis.

I'm pleased to report that we expect the transaction to be accretive to Brooks earnings within the first full fiscal year (FY '03) following completion of the transaction, which reflects the fact that we expect to realize operational synergies of more than $20 million.

Getting to that number won't be rocket science. For example, we both have offices in every major market around the world, which we'll be able to rationalize quickly.

Another example is redundant R&D spending, in which Brooks is spending R&D dollars to enter the atmospheric robot market where PRI is already a strong player, and PRI is spending

R&D dollars in the vacuum robot market and 300MM loadport modules, in which we are a major player.

I will serve as CEO of the combined enterprise.


Ellen Richstone, our Chief Financial Officer, will hold the same position in the combined company. Other management positions will be determined and announced in due course, and will include executives from both Brooks and PRI.

How many times have you heard me say that from our acquisitions we have retained talent that I could never have gone out and recruited in the open market? PRI is rich in talent and there is a very positive and supportive attitude with employees on both sides for this transaction and its starts with Mitch Tyson and I.

With regard to corporate governance, Brooks-PRI will have a seven-member board, which will consist of all five current Brooks directors and two PRI directors. One of those directors will be Mitch Tyson, President and CEO of PRI.

[pause]

The combined enterprise formed by this merger will have a number of strategic, operational and financial strengths.

Strategically, our ability to offer customers fully integrated, end-to-end solutions through a single point of sale means that we will be exceptionally well positioned to enhance their productivity as they drive for faster time to market with their 300MM products.

Operationally, our customers will benefit from doing business with a global company that can provide world-class service for all their tool and factory automation needs.

Having done 20 acquisitions over the past three years, we know how to do acquisitions and we have an established process to manage integration smoothly.

We will have an outstanding team, combining the skills and capabilities of engineers, operations, customer support, and other talented staff from both of our organizations.

We will have a wealth of intellectual property, with a portfolio of approximately 100 U.S. patents and several hundred international patents.

We will have a broad product line, including market-leading positions in vacuum and atmospheric tool automation, AMHS, fab software, reticle automation, and 300MM factory interface products.

We will have a compelling business proposition, in which we will offer our customers a fully integrated product line, relieving them of the task, the cost, and the risk of buying products from Brooks and products from PRI, and integrating those products themselves.

We will have critical mass, with greater ability to ramp capacity, in response to changing industry conditions and emerging market opportunities.

Brooks and PRI will now be in virtually every single fab worldwide, both inside the tool and outside the tool.

We will offer one-stop shopping, from a single point of sale, with reliable
products....with competitive cost of ownership...and with world-wide, world-class support.

And we will continue to meet and exceed our customers' expectations through the unglamorous but critically important business of meeting our commitments to them each and every day.

Financially, we will have a strong balance sheet, with significant cash on hand, an attractive debt to capital ratio, and the flexibility needed to take advantage of the next industry upturn.

In short, we will have the strategic, operational and financial strength to build long-term value for our customers and employees. And that, in turn, will enable us to achieve our primary objective as a public company, which is to build value for our shareholders.

I'd now like to invite Mitch Tyson to comment on the merger from his perspective.

MR. TYSON

Thanks very much, Bob.

Our entire Board of Directors is excited about this deal. Our senior management team is excited about this deal. And I am very excited about this deal.

This combination creates the leading company in the fastest-growing segment in the semiconductor equipment market.

The semiconductor 300mm Fab of the Future has to be flexible, efficient, and intelligent. It will need to have systems to optimize the flow of materials and information. It will have to be completely automated.

No company will be better able to capture this market opportunity than Brooks-PRI. And this will be a very large market. Looking at the Brooks-PRI product portfolio we see a $150 million potential opportunity per 300mm fab. That is an opportunity similar to what KLA-Tencor has per fab!

Brooks-PRI will be the largest semiconductor automation company, and will have the broadest product portfolio and systems capability. We will have unmatched global reach, customer base and financial strength.

This is a great deal for our employees, who will be part of a larger and stronger company. It is a great deal for our customers who can now buy a more integrated solution from a single company. And it is a great deal for our investors, who now own shares in a company with a leadership position in the fastest-growing segment in the semiconductor equipment industry and is highly leveraged to the coming 300mm transition.

Over the next several months we will be getting the senior management teams together to plan and execute a smooth transition process. I am looking forward to working closely with Bob and his team to insure a successful integration of the two companies and I look forward to my continuing role as a member of the Board of Directors.

Bob, back to you.

Mr. Therrien

Thanks, Mitch.  We'd now be happy to take questions.

Operator:  Today's question-and-answer session will be conducted electronically.

          If you would like to ask a question, please press star, followed by the digit one on your touch-tone telephone. Again, that's star, followed by the digit one. We'll pause a moment to assemble our roster.

          We'll go first to John Pitzer of Credit Suisse First Boston.

John Pitzer:  Good morning Bob and Mitch, congratulations.

Robert Therrien:  Thanks, John.

Mitchell Tyson:  Thanks.

John Pitzer:  Two quick questions here this morning.

          First, when you look at the pro forma revenue for last year, how much overlap do you see in that revenue stream between PRI and Brooks? And then secondly, given the revenue level you guys will now attain in the next upturn, could you just a give us a sense of how you can leverage your infrastructure and what kind of operating margins we can look forward to going forward?

Robert Therrien: Well I think regarding the first question, John, it's - I'm pleased to say that it's absolutely less than 10 percent. I suspect it's probably close to the five percent in terms of overlap.

          Often you can say that you're in a market, whether it's vacuum automation or atmospheric or material management in the fab and there's so many different suits with different sizes and colors. So, really the overlap is very small.

          And more importantly no major sector, whether it's automated material handling, reticle management, software, atmospheric, vacuum, sorters, EFEMS, 300 millimeter, no sector is larger than 20 - the low 20s percent of the aggregate revenues for the last fiscal year.

Mitchell Tyson: Just to add to that, I think it's remarkable how complimentary the two companies are.

          While we share the vision for the - providing integrated solutions and we're both in the semi-tech automation field, actually the two companies have been concentrating in different areas and, as Bob said, it looks like under five percent are areas where we both currently are generating revenue.

Robert Therrien: I think regarding the synergies, the $20 million of cost savings is made up primarily of a mix of consolidation of facility, supply chain and certain operations. The products and services of each company are for the most part, as I said, complimentary.

          As you would expect on a merged basis the new company is sized, in some areas, inappropriately, and we will have to restructure our operations in those - in those areas.

Ellen Richstone: John, if I could add to your question on the leverage upturn, I think what is very, very clear from putting these two companies together is that, while we're not at this moment ready to come out with a sort of a target operating model, clearly we're going to do that as we get closer to closing. We'll providing additional financial guidance and information.

          But I think what is very clear to the employees and management of both companies is that you build a bigger, better, more complimentary company by putting these two organizations together and the upside financial leverage is much stronger with the two together than they are as separate.

John Pitzer: Great, guys. Thanks.

Operator: We'll go next to Mark Fitzgerald, Bank of America.

Mark Fitzgerald: Again, congratulations, I think it's a great deal. I'm curious in terms of market shares in the software, the vacuum business and the atmospheric robot, if you combine the two companies what kind of market shares are you looking at?

Robert Therrien: Well, we've always, you know, been strong in vacuum. I would think we'd probably have greater - I could safely say greater than 70 percent market share of the served available market, Mark. AMHS I think was just reported by Dataquest, and Mitch you guys had a ...

Mitchell Tyson:  Number one in that ...

Robert Therrien:  ... number one ...

Mitchell Tyson:  ... category in '01.

Robert Therrien: And I think the reticle management is an emerging market. I think it's fair to say PRI is either one or a very close two in that market.

          Software, again on the served available market between the two companies, we would - we're number one by a wide margin. Atmospheric I think, you know, PRI's been reporting their OEM business, which everyone knows is very atmospheric focused and, again, Dataquest has sited them as being the market share leader by a country mile.

          And Brooks, I think we reported last this calendar year we expect to be number one in sorters, both 200, 300 load port modules as well. So, when you look down the various product categories, for the most part we're number one and/or a close second.

Mark Fitzgerald: And would any of these market concentrations cause any problems do you think with the Feds? Or do you - are you - any risk there from your vantage point?

Robert Therrien: No.

Ellen Richstone: No Mark. I think - I think the way we view it, the technology's the product. The customer bases of the two companies are so highly complimentary that we do not anticipate any significant regulatory issues.

          Now, obviously if the regulators ask us, we're going - at least we'd be very supportive and provide all information they require, but we're going to do our best to complete everything in a very timely and complete manner so we can, frankly, move ahead with this transaction.

Mitchell Tyson: I think the combination really impacts the breadth of our offering. It doesn't create extra concentration in one specific area.

          I think we're strong in areas and Brooks is strong in areas and I think the combination gives the broadest product line of the industry that any company in the industry could offer and therefore, doesn't give us regulatory problems.

Mark Fitzgerald: OK. And I'm also curious in terms of any sort of integration issues on the hardware side, particularly between the AMHS system and your own interface automation. Are there any issues there? Are those complimentary at this point?

Mitchell Tyson: Yes, we see them as completely complimentary and gives us a great opportunity given the penetration on the tool interface side that Brooks has and our intra-bay automation on the factory side.

          We think it's a great opportunity for us to offer value to customers by handling those interfaces, optimizing them and guaranteeing that those interfaces will work and help the fabs ramp up rapidly.

Mark Fitzgerald: OK and then just one last question. Can you give us an update on the lawsuit, Mitch, where you stand with that, and is it understood what type of liability Brooks is taking on here in terms of the shareholder lawsuit that you have outstanding?

Mitchell Tyson: There's really been no change in the lawsuit and I think we've studied extensively and Brooks has studied extensively. Bob you want to ...

Robert Therrien: Yes. No I think we're comfortable that it's really not that material to the transaction in terms of even potential exposure, Mark.

Mitchell Tyson: I should just add there that it is completely without merit. I assumed that I should just state that, that we - there is no merit to that case, but - and we will vigorously defend it.

Mark Fitzgerald:  OK, thank you and congratulations again.

Robert Therrien:  Thanks.

Operator:  We'll go next to Michael O'Brien, Soundview Technology Group.

Michael O'Brien: Yes. Hi, good morning. My congratulations as well, just a couple questions.

          So, you're saying accretion in fiscal '03. Does that mean we won't see any accretion until first quarter of '03 or just for the - for that - that'll be the fiscal year that we'll see accretion?

Ellen Richstone: Mike, if I could, clearly we're making a clear statement in the press release that it's the full fiscal year, which means fiscal year 2003. One of the challenges we have in this is clearly we don't know exactly when it's going to close although we're hopeful that it's going to close by January.

          We also don't know if we're going to be in an industry downturn or upturn nor what the economic environment is.

          So, you know, for those of you on the call who know the, you know, the management here, we're obviously erring on the conservative side. We believe it's the conservative side based on everything we know today.

          Clearly, we would hope as a management team that this would be accretive in the first quarter of fiscal year 2003, but we're not willing to make that as our official guidance at this time because there's so many unknowns.

          We're clearly hoping to close in January. That is our target. That is our plan. As we've said, we don't know what's going to happen from the timing of the regulatory that, you know, that may cause, for whatever reason, a delay.

          But certainly, we expect this to happen in our first quarter, the first calendar quarter. I have to repeat because we're obviously in our fiscal quarter, the first calendar quarter of '02.

Michael O'Brien: And then just on the fab transport business (PRI's strongest business), could you just talk about the 300-millimeter situation there and how the 300-millimeter delays helped PRI maybe get better positioned once again at some customers where the pilots may not have gone their way?

Mitchell Tyson: Yes, there's probably some benefit for the delay in 300 millimeter. Gives people a chance to better evaluate our solution.

          As I've said in previous calls and presentations, our 300-millimeter solution is significantly better suited to production environments. It's more flexible. We have a better software integration and better delivery times, all of which are very critical in production fab environments, much less critical in pilot environments.

          Our Texas Instruments fab project is going very well. It's the largest 300-millimeter production fab project in the world and PI has been great in terms of being a reference for us.

          We're currently pursuing five 300-millimeter projects and believe we're in a very good position in three of them. And we believe that this combination with Brooks is going to enhance those opportunities and changes.

          Whether - when the orders for 300 millimeter come, it's anyone's guess at this point given the downturn, but we're working very hard with customers doing planning and looking at how to provide an integrated solution.

          I think the Brooks/PRI combination allows us to broaden the scope that and to approach those customers with a much more comprehensive solution and those are the solutions that these customers are asking for.

          They know that 300 millimeter represents a very large integration risk and integration cost and they would - and they've all indicated that they would love to have a company that can come in and do the whole package and make sure that the software and the hardware works, provide the services and all the interfaces both from the OEM side and the factory side.

Robert Therrien: Let me - let me just add to that. I think PRI is currently automating the world's largest 300-millimeter production fab. This includes both the trans fab AMHS for wafer handling and trans gram ARDS for reticle handling.

          When completed this installation will include over three miles of track, 130 auto-loaders, more than 55 turbo-stockers and over 10 guardian reticle managers.

          We learned a lot through the due diligence and I tell you it showed that the product line is solid and that the Brooks/PRI combination creates the additional opportunity to integrate Brooks' portfolio of automation hardware. For example, sorters and software, fab ready suite, into the trans fab system. So, this is - this leverage is going to be significant.

Michael O'Brien: Great. Thanks a lot.

Operator: We'll go next to Jim Corvello Goldman Sachs.

Jim Corvello: Thanks and congratulations again to both teams.

          Most of my questions have been answered, but I just got a couple quick ones, and Mitch the first one's really a follow-up to you in terms of you talked about how this deal - you know, after this deal we can make sure the hardware and software works together and that's going to be a key value offering to the - to your customers.

          How long should we expect before you guys can integrate the hardware and software technologies? That would be question number one. And question number two, could we just get some kind of update on the guardian product in terms of the installed base and the backlog? And again congratulations. Thanks.

Mitchell Tyson: Thanks. We're actually - have already - have installations in the field where we're interfacing between Brooks' software and PRI hardware.

          So we have had a lot of experience and I think we have a lot of new opportunities to make that integration even smoother and provide more capability for customers. So, I think it's a great new opportunity, but we're already working together out there in the field as customers have in the past, you know, picked from different places.

          On the other question, which was - the Guardian. As you know, we just recently announced that we were selected by a large East coast semiconductor manufacturer for Guardians. And that - and it's a 300 millimeter fab. And so, that was a big win for us and we expect that to be moving forward very quickly.

          We have had - we've sold around 30 of the Guardian systems and have almost 10 installed and operating. And that product line has just been great. The customers really see that - the benefits of that.

          It's very well suited to both existing fabs, so we think that there's an opportunity during the downturn and we're seeing a lot of interest in it, as well as in 300 millimeter fabs and as well as a lot of our 200 millimeter installed base out there. Great opportunities for the Guardian.

          And I think that in combination with the Brooks products and with their software products in the reticle handling, I think we can beef up our lithography offering significantly.

Bob Therrien: I think for those of you who know Brooks and follow Brooks, let me refresh your memory. I think we've been telling you pretty consistently over the last few quarters that our factory management software, that is almost everything less supply chain management and enterprise software, we're in greater than 50 percent of the 300 millimeter fabs out there.

          The Brooks load port module, 300 millimeter load port modules, we're in 100 percent of those fabs. So we see the benefit here of the pull through effect for PRI in these fabs and having the domain expertise and know-how now, and the software and in their strong hardware presence in the fab, again, it's going to be a strong value proposition.

          I mean, the value proposition here is really in the integration of hardware and software.

Operator: We'll go next to David Lieberman, Tiedemann & Company.

David Lieberman: Hi. Congratulations on the merger. I actually just had a quick question. I know on the vacuum side, I guess Brooks is pretty large, with, you said over 70 percent. I was wondering if PRI sells in that market?

Mitchell Tyson: We do, but a very small amount, under $5 million worth.

David Lieberman: Under five million?  That may be what, like two percent?

Mitchell Tyson: Yes.

David Lieberman: A couple of percent points?

Mitchell Tyson: It's a couple of percent.

David Lieberman: Then, on the atmospheric side, I guess PRI, I was curious what your market share was.

Mitchell Tyson: Well, Dataquest reported around 70 percent in atmospheric robotics last year.

David Lieberman: Oh. I didn't know it was that high. OK. And how about - and how about Brooks? Do you sell any?

Ellen Richstone: We do. And I think it's the complimentary other side. I think that's, as Bob and Mitch have stressed at the beginning of this call, the overlap between the two is really less than five percent, on the order of five percent and that the product lines are highly complimentary.

Bob Therrien: Yes. PRI has been very strong on intra-tool automation. Certainly they dominate that space. And we entered the atmospheric through some intra-tool. But it was largely the tool factory interface, driven by the mandatory requirement in the 300 millimeter case, where you absolutely have to have automation delivering the material to the tool.

          So it's, again, very complementary in terms of customer base, customer penetration that we'll be able to leverage off each other.

David Lieberman: I guess you guys did mention the possibility of the regulators looking into it more. Which sector, if any, do you think they would try to educate themselves on?

Ellen Richstone: Well, we really believe - we really do not anticipate any significant regulatory issues. We just also know that this is a - this is a world that we obviously haven't gone through before. So we obviously want to respond if we get asked any questions. But no, we do not anticipate any significant regulatory issues of any kind.

Mitchell Tyson: We analyzed it and we don't see any problem.

David Lieberman: OK. Great. So even within atmospheric or within vacuum, you believe even within those separate markets your sales are very complementary and not competitive?

Ellen Richstone: Right.

David Lieberman: OK. And just the ratio up .52, is that six?

Ellen Richstone: Yes.

David Lieberman: And I guess, just on the - are there any earnings or revenue tax specifically - specific revenue or earnings tax that have to be met?

Ellen Richstone: No.

David Lieberman: OK. Thank you.

Operator: We'll go next to Timothy Arcuri, Deutsche Bank.

Timothy Arcuri: Thanks a lot. Yes. I think - I think it's a great deal, just like everyone else. Congrats on the deal. Several things. First of all, Mitch, you were talking about a $150 million opportunity per fab. Can you possibly break that down for us?

Mitchell Tyson: Let me take a look and see if we've got that handy.

Ellen Richstone: We have it.

Bob Therrien: We have it.

Mitchell Tyson: You have another question, Tim, while we pull that out?

Timothy Arcuri: I do. I do, actually. I guess I wanted to ...

Ellen Richstone: Tim.

Mitchell Tyson: OK. Wait.

Ellen Richstone: We've got it.

Mitchell Tyson: Yes. This is - these are rough numbers. So - but around $50 million for vacuum, $30 million for atmospheric tools, $15 million for load ports, $5 million for sorters, $20 million for software and around $30 million for storage and transport.

Bob Therrien: The only qualifier there, Tim, is that the $50 million for vacuum, for example, I don't want to mislead anyone, is the total available market, the served available market is smaller simply because of a company called Applied Materials still in-sources so much.

Timothy Arcuri: Sure. Sure. Great point. The other question that I wanted to ask is, you know, given the timing of the deal here, is this at all sending a message, or should we take this as a message that either company believes that this is the bottom of the cycle and that things won't get worse from here?

Robert Therrien: Oh, boy, I'll tell you. You know, all my years in this industry, I really haven't seen a period of greater uncertainty. So it's just - you know, nobody knows, Tim.

          I think - you know, we indicated for the street in our - in our last report that we thought the September quarter was the bottom for Brooks in terms of both revenue and orders. We're well into October in this quarter and I - and I would repeat that statement. But who knows right now whether we're going to just stay at the bottom or is that a hard bottom or are we going to start to see a recovery?

          But I'll just go back on what I said and I'll let Mitch speak for himself here.

Mitchell Tyson: You know, this deal would make sense at any point in the cycle.
          But it's - I think it's especially timely in the sense that we can get the integration done while the cycle is in a down phase and we can be ready when the cycle comes back to have an integrated company delivering an integrated solution.

Timothy Arcuri: OK. Great. Yes. That makes - that makes a lot of sense. And I guess - I guess my last two questions. One would be, can you possibly breakdown the $20 million worth of synergies? And is that all op. ex. synergies or are any of those cogs. synergies?

Ellen Richstone: Tim, I think, as Bob said, the 20 million is really made up of a variety of things. And some of it's in cogs. and some of it's in op. ex. It's consolidation of facilities. You've got some supply chain stuff. You've clearly got op. ex.

          But the important think I think here is that we feel very comfortable that - with that synergistic number from having looked at and spent a lot of time working through this.

          As we get closer to closing this deal, when we get into that final stretch here, clearly, we're going to be coming out with some detailed numbers and plan to make sure the guidance is clearly out there.

          Clearly, our goal is to do better than that $20 million and clearly also, our goal is to invest in R&D for the future, just as Brooks and PRI have always done.

          People are very critical to this. We believe that some people may get impacted because of this. But we believe the number will be much less than 10 percent. There'll be some normal attrition. But really, the bulk of the savings really come through.

          You know, you've just got some basic things, like facilities in two different places. But we've spent enough time that we feel very good about $20 million or even more. And again, we continue to invest in the things that will keep these two companies now together as the strongest leading automation company in the world.

Timothy Arcuri: OK.

Robert Therrien: Yes, this is Bob Therrien. Let me send one very strong message to our shareholders. To me, the most important priority in this first year in this merger is the restructuring and integration of the two companies for strong profit leverage in the next upturn. And we'll quantify that for you as we - as we go down the road here. But that's number one priority.

Timothy Arcuri: Thanks, Bob. Thanks. I guess - I guess lastly, can you - either
          Bob, Mitchell or Ellen, can you talk about the factory business? It's a, you know, rather low gross margin business as a - as a stand-alone business.

          Do you think that this - you know, given the synergies you see, can this be, kind of, a 40-percent margin business in the next upturn?

Mitchell Tyson: The answer is yes. We've been making a lot of changes in PRI. So even without the combination, our factory systems business margins are improving and will improve. We've made a lot of progress in the turbo-stocker production, reducing cycle time. We've reduced parts cost. We're eliminating overhead building consolidation.

          We're now manufacturing in one building. And we have a number of new subassemblies and new products in our - in our automated material handling systems - system product set with - that will continuously drive up the gross margins in that business.

Timothy Arcuri: OK. Great. Thanks a lot, guys.

Operator: We'll go next to Sue Billat, Robertson Stephens.

Sue Billat: Yes. Congratulations. And most of my questions have been answered.

          But, Mitch, as a follow on to the comments you were just making, can you give us a little more detail on the kind of changes that you have made in your factory automation business, given the difficulties that you experienced a year ago or more?

          And whether you'll be continuing with your manufacturing strategy or will this be switched over to the way in which Brooks if - and obviously I don't cover Brooks, so whether Brooks' method of manufacturing is different from the way PRI has? Can you just give us a little more color given the history there?

Mitchell Tyson: Well, we've made a lot of changes in our factory systems organization, bringing in new management. We've changed out a lot of the suppliers that we had there. We put in new processes, we've redesigned our MRP system, as I said, building consolidation, a whole range of things.

          You know, Bob is committed to picking best-of-breed in the two organizations and implementing best practices. We're going to absolutely look at the manufacturing strength that Brooks has and see how that might be able to help the factory systems manufacturing operation.

          We want to try to look and eliminate redundancies throughout the organization and become as efficient as we can.

Sue Billat: The - to the MRP systems that you have, I know for a while, you were, I guess, off that. Do you have I - is it fair to say the two companies have different MRP systems, that they will have to either one, replace the other or a third one brought in?

Mitchell Tyson: Yes. They are - we are on different systems and we will be spending a fair amount of time evaluating how to make that transition so we can all be on one system. I think Brooks has just implemented a new system that it has a great deal of capability to take us into the future. So I think that we want to move to that.

Robert Therrien: Yes, we've deployed our system now in all of our manufacturing locations, which I think is a total of five, just last month finished that. So I think that's a data point on the deployment of that system. So we'll work with PRI on whether that's the right system for them, as well.

Sue Billat: OK. Great. And then, one final comment. Could you make some comments on the competitive landscape? You've talked about market share from the Dataquest numbers. But can you tell us right now what the - just, kind of, maybe go through the main business areas and give us some ideas of competitive landscape and where you see - and I believe the number of the companies that are competing with you are non U.S.-based companies.

          Can you just give us a sense of what it looks like today for both sides of the new company?

Robert Therrien: Well, I'll let Mitch backfill here, as well. But I think clearly, in the area of software, Brooks is the market share leader by a factor of, you know, at least three, probably, at this point.

          Certainly, anyone who knows me know I never underestimate a competitor. IBM and Applied Materials - but Applied Materials is really our most single account focus right now. And that's, of course, a very strong account - Intel, through their Consilium acquisition. So software, while we have both IBM largely as a commercial competitor, I think we're the clear leader there.

          Vacuum, I think we've said over and over that - not to be arrogant or snotty or snobby, but we own that market. Atmospheric market, I think that PRI has done an outstanding job in their manufacturing division out in the valley, headed by Robert Deni. And they're clear leaders there.

          But again, there's good competition both from the Japanese. You've got Rorze. You have Yosokawa. You have Asyst. So there are a number of competitors in the atmospheric space.

          The reticle management, between PRI and the recent Tec-Sem acquisition of Brooks, I think again, we're going to be strong market share leaders there.

          Sorters, I think on a combined 200 millimeter, 300 millimeter bases, while we have - we respect the competition there, which is largely again, Asyst and Rorze in Japan and a little bit from Shinko, with Recif in France. So there are players there. But we are the leader.

          I'll let Mitch comment on the AMHS position.

Mitchell Tyson: Yes. We have Murata, Shinko and Daifuku competing with us in AMHS. But I think that, you know, as we've discussed, we're strong in each of the product areas. We have competition in each of those areas.

          But the area that I think we have very limited competition is in the supply of an integrated system. And that really is the opportunity. As 300 millimeter comes back and the industry makes the transition, the market isn't going to be for components. The market's going to be for integration solutions.

          Three hundred millimeter is critically dependent on having an automated manufacturing environment, both in terms of a - of a software and also the material movement in the fab. And that's really the market we're going after.

          And we are - I think the Brooks-PRI combination is unique in providing the hardware, the software, the domain expertise to help our customers implement a 300 millimeter fab on the logistics side. And I think - I think together, we're going to be a critically enabling force in helping the 300 millimeter transition occur.

Robert Therrien: Yes. The good news is that automation has become a science and discipline unto itself. And we're needed. We're going to touch the wafer, I think, as Bright once maybe said, in every step of the way in the manufacturing cycle.

          So today, no one has the technology and the learning cycles that this combination has, either on a stand-alone solution basis or an integrated - more importantly, an integrated solution basis.

Sue Billat: OK. Great. Well again, congratulations.

Mitchell Tyson: Thanks, Sue.

Operator: We'll go next to David Duley, Wells Fargo.

David Duley: Yes. Let me add my congratulations to everybody. I was wondering if you could tell us when - you've talked about the $20 million. When would the target be to actually achieve that? You know, what timeframe, what quarter do you think you would actually have $20 million in operational synergies rolled up into the combined entity? And I have a follow on.

Ellen Richstone: All right. All right, David, I think this comes back to the way
          I tried to answer it earlier. We've clearly identified numbers that are much more than $20 million. Clearly, one of the questions that we have in our own mind is when is this thing exactly going to close and are we going to be in a downturn or in an upturn?

          But if you could - if you could have a perfect world or even if we, you know, continue in our same generic vein here today, we will be taking a charge when this transaction closes so that we can cover the costs of any closing of facilities, et cetera, et cetera. And I'm not prepared to talk about a number right now because clearly, we need to go through a very detailed exercise and sort through that.

          But the goal is to make this thing as synergistic as possible. I believe, based on the size of this transaction, the number of people involved in organizations and because people are so important to this, that we would work very hard as a team to have everything in place at least several - two full quarters after the closing, which in our timeline means by the first quarter of fiscal year 2003. So you see the annualized impact, if you will, will be synergistic. OK?

          I hope I'm being clear.

David Duley: Go ahead.

Ellen Richstone: Clearly, if there's any redundancies between the organizations, those you'll see much sooner. But what I'm talking about is the full impact on a full basis.

David Duley: OK. But what you just kind of articulated is you might take a charge up front to, you know, to handle the facilities closures,...

Ellen Richstone:  Right.

David Duley: ... you know, that will - that essentially takes care of that part of the cost savings going forward.

Ellen Richstone: That's right. And any clearly redundant - clear redundancies, those will also happen very quickly. But I also realize that there will be some timeline here in order to make everything else happen.

David Duley: Now, before the first quarter of 2003, so the - I guess, you know, if you close this thing on your target in January...

Ellen Richstone: Right.

David Duley: ... you're going to have, you know, the balance of fiscal year, 2002. What does the combined entity - you know, what happens to, you know, your earnings numbers in that timeframe?

Ellen Richstone: Well, clearly from, I think both companies - I mean, as a new company, if you will, we will be able to cut a lot of costs initially. I'm just not willing to compete - to make the commitment at this point. And we'll be giving to the full impact in the first quarter after our closing.

          What we will clearly do is be spending the next couple of months working through all these numbers in much more finer detail. We'll also have more visibility into the cycle, if you will. And so, when we get closer to closing, we will be able to come out with very clear guidance and clear inputs and be able to fine tune this for you.

David Duley: Maybe you could just give us a direction for the - for those couple of quarters that, you know, that June and September quarter of '02.

Ellen Richstone: Well, David, what I think we clearly believe is the two companies together are financially much stronger and there's much more financial leverage than they are independently. And I'm not sure what else to say here to help you.

David Duley: OK. Well, you know, I was just trying to figure out potentially, the dilution of the accretions in the numbers in those two quarters. And I guess you just don't want to give that data at this point. And that's fine. I understand.

Ellen Richstone: Bear with us. OK?

Mitchell Tyson: Yes. Bob and I are going to be working very closely over the next couple of months. We're going to have our senior teams working closely. And we'll be able to refine those estimates.

          When this deal closes, you know, hopefully in January, we want to hit the ground running and have this integrated as quickly as possible and achieve those synergies as quickly as possible.

David Duley: Yes. Well certainly taking the one-time charge up front will help you achieve that in a very rapid fashion. Two other - one other question from me, or actually, two other.

          Is there a breakup fee? And I think this is, kind of, along the same vein that someone else asked. Why are we putting the two companies together right now? I mean, this has been one of the most talked about mergers or acquisitions in the equipment space for a long, long time.

          So I'm wondering what the incentive or the driver was to put them together right now?

Robert Therrien: Well look, as Mitch said earlier, the transaction would make sense at any point in the business cycle. But the trend is clearly toward outsourcing.

          Now is the time to consolidate, to position ourselves to achieve higher, you know, gross margins and growth in the next upturn. You know, I think we're also looking at the strong trend toward advances and integration. The industry wants to do business with fewer suppliers. They want more complete, more capable, more integrated solutions.

          So rather than continuing to invest in each other's space going forward, we thought that this was the time. And as Mitch said, in the down cycle, sometimes you find more time to focus on processes and restructuring and integration than you can in the up cycle when everybody's just running so fast to satisfy the customer.

          So we think this is the time to really focus on this and get this company - this combination so well positioned for the next investment cycle.

David Duley: And then, the breakup fee question?

Robert Therrien: There is a ...

Ellen Richstone: There is one in the agreement. It's a very tight scenario.
          Clearly, what we believe is this transaction will close. That is the strong belief of both boards, both companies, the management team. We're doing this because we believe in this and we believe it's going to happen.

          The other thing I think is important for everyone to understand, and I know many folks do, but clearly until we're through the regulatory cycle, the two businesses are going to be - have to be run independently until the close.

          And clearly, what we're going to be doing is, while we're going to be working together and strategizing, we're going to have to do it within certain legal limits that are - that clearly, our lawyers on both sides are going to work with us on that.

          So to reiterate Mitch's comment, we're going to do everything we can to hit the road running from the day of the close.

          One, we believe this is going to happen absolutely. Our target is January. We have no reason to believe that there is going to be any regulatory issues.

          Two, but until that time, we're going to have to run independently. And we'll do everything we can within the limits of the law to hit the road running.

Mitchell Tyson: Well, operator, I think we have time for about two more questions.

David Duley: Again, congratulations from me. And we all agree that the acquisition makes a lot of sense.

Mitchell Tyson: Thank you.

Operator: OK. We'll go back to Pat McMullen, Carlson Capital. Your line's open.
          Pat McMullen?

          We'll go next to Robert Stern, Needham & Company.

Robert Stern: Yes. Can you talk about the overlap in MES and how you might handle that and how that affects the overall software strategy?

          And is this MES area or the software area an area where you could experience an increase in costs in order to integrate all the products?

Robert Therrien: You know, again, I think PRI, if you look at their reported position, they'll probably finish at about $28 - $30 million last fiscal year in software. I think we were about $117 million.

          It turns out that actually, their MES product is better suited for certain market applications, whether it's a back end. And it actually ends up being a little more complementary than directly competitive. And we're already heavily investing in the - in the integration.

          So I think we'll continue to evaluate their solutions. They have, again, strong domain expertise. And we'll have a just much deeper and broader product offering. So they also have a large, you know, Legacy promise goes back a lot of years. There's a - there's a - there's a Legacy installed base there and a maintenance revenue stream.

          So we really - I think we're going to benefit. I'm not sure just yet. I think that's going to be up to Jeff Cassis and his team to really look at the integration, whether integration is going to be required between their MES and our MES. Are they really two products that address two market sectors?

          Often, one size does not fit all.

          Operator, we'll take one more...

Robert Stern: Is there risk of substantial integration cost here that - you know, that - where you would have to spend a lot of money to make sure these products work seamlessly together?

Robert Therrien: No, we don't see that, Rob.

Robert Stern: OK. Thanks a lot, guys.

Robert Therrien: Operator, we'll take one more question.

Operator: Our final question is from Luca Ippolito, Chesapeake Partners.

Luca Ippolito: Yes. Most of my questions have been answered. So I'll add my congratulations. One quick mechanical question, if I might. The - are there performance tests or customer retention tests or issues of that sort?

Ellen Richstone: No. No. The answer is no.

Luca Ippolito: Flat no. Thank you very much, and congrats.

Operator: That does conclude our question-and-answer session. I'll turn the call back over to Bob Therrien for any additional or closing remarks.

Robert Therrien: Good. Thank you. Look, this is a - this is a very important and exciting transaction for both our companies. We are extremely well positioned for long-term success with dedicated and talented employees, a seasoned management team and great products.

          The vision and opportunity remains very clear, and it's management's job to make sure the combined companies are lined up for success. And that's what we're going to work on as best as we can within the legal constraints in the coming weeks and months, and then very aggressively, as Mitch said, hit the road running once this transaction is consummated.

          Mitch.

Mitchell Tyson: Thanks, Bob. I think many of you know how much I believe in the critical role of automation in the semiconductor industry. I think this combination's a great opportunity to create a great company that's really able to capitalize on the 300-millimeter transition.

          Bob and I have know each other for many years. We've talked about this for many years. And I'm really pleased that we've reached agreement and are able to announce it today. And the fellows are working closely with Bob in the coming months to make this a reality.

Robert Therrien: Thank you, Mitch. And we'll expect the - many of the follow-on questions and issues, I think, to be answered by the analysts out there, and we'll certainly provide the best guidance that we can in this new combination.

          Thank you, again, for being with us today.

Operator: That does conclude today's conference.  You may now disconnect.


                                       END

Additional Information and Where to Find it:

Brooks will file a Registration Statement on SEC Form S-4 and Brooks and PRI will file a Joint Proxy Statement/Prospectus with the SEC in connection with the merger, and that Brooks and PRI will mail a Joint Proxy Statement/Prospectus to the stockholders of Brooks and PRI containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brooks, PRI, the merger, the persons soliciting the proxies relating to the merger, their interests in the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of these documents may also be obtained by contacting each of the companies' Investor Relations Departments as discussed above.

Brooks and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Brooks with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Brooks' definitive proxy statement for its 2001 Annual Meeting of Stockholders filed with the SEC on January 24, 2001. This document is available free of charge at the SEC's website indicated above and from Brooks by contacting its Investor Relations Department.

PRI and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of PRI with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in PRI's definitive proxy statement for its 2001 Annual Meeting of Shareholders filed with the SEC on February 20, 2001. This document is available free of charge at the SEC's website indicated above and from PRI by contacting its Investor Relations Department.

In addition to the foregoing, additional information filed by either company is available at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.